UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                            Branded Media Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                               20-2053360
--------------------------------------------------------------------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


   425 Madison Avenue, Penthouse, New York, New York               10017
--------------------------------------------------------------------------------
        (Address of principal executive offices)                 (Zip Code)

                    Issuer's telephone number (212) 230-1941
                                              --------------

        Securities to be registered under Section 12(b) of the Act: None.


   Title of each class                       Name of each exchange on which
   to be so registered                       each class is to be registered
           N/A                                            N/A

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS



PART I.......................................................................1

   Item 1.    Description of Business........................................1
   Item 2.    Management's Discussion and Analysis or Plan of Operation......8
   Item 3.    Description of Property.......................................10
   Item 4.    Security Ownership of Certain Beneficial Owners
                and Management..............................................10
   Item 5.    Directors and Executive Officers, Promoters
                and Control Persons.........................................12
   Item 6.    Executive Compensation........................................15
   Item 7.    Certain Relationships and Related Transactions................16
   Item 8.    Description of Securities.....................................18

PART II.....................................................................19

   Item 1.    Market Price of and Dividends on the Registrant's
                Common Equity and Related Stockholder Matters...............19
   Item 2.    Legal Proceedings.............................................20
   Item 3.    Changes in and Disagreements with Accountants.................20
   Item 4.    Recent Sales of Unregistered Securities.......................20
   Item 5.    Indemnification of Directors and Officers.....................24

PART F/S....................................................................25

   Financial Statements.....................................................25

PART III.................................................................III-1

   Item 1.    Index to Exhibits..........................................III-1
   Item 2.    Description of Exhibits....................................III-1

SIGNATURES...............................................................III-2

                           FORWARD-LOOKING STATEMENTS

     This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our ability to continue as a going concern, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

Item 1.  Description of Business

     We are a multimedia brand-building, marketing and production company that develops our clients' consumer products through our proprietary strategy that we refer to as Branded Media(TM). Branded Media(TM) is designed to capture the attention of targeted consumers and materially increase sales of our client's products by exposing our clients' brands through television and related internet programming created by us. In this registration statement, we use the terms "we," "us," "our," "Branded Media" and the "Company" to refer to Branded Media Corporation and Mediacom Entertainment, Inc., a Delaware corporation.

Background

     We were incorporated under the laws of Delaware in 1968 as Prosher Investment Corp. From 1968 to 1983, we were principally engaged in various real estate activities, including real property development and retail land sales. As of December 31, 1982, we had discontinued our real estate development operations and real estate activities.

     On July 27, 1983, we merged with and changed our name to Mediacom Industries, Inc. Following the merger and through 1987, we concentrated our efforts on developing and financing low-cost film productions. Beginning in 1988, we concentrated our business activities on licensing certain of our motion picture film rights. We also focused our efforts on identifying and acquiring a business or company to rebuild our operations.

     On March 8, 1994, we entered into an agreement with Parasol Group Limited pursuant to which Parasol Group Limited agreed to sell its film and television library to us. On March 9, 1994, we and our subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the District of Delaware. The U.S. Bankruptcy Court approved the agreement with Parasol Group Limited by order entered on March 24, 1994. In August 1999, we were granted final decree from the U.S. Bankruptcy Court and concentrated our efforts in continuing to license our properties in our film, television and music libraries.

     On August 3, 2001, we changed our name to Mediacom Entertainment, Inc. On June 29, 2004, we effected a one-for-four reverse stock split of our common stock. All references in this Form 10-SB to shares of stock have been adjusted to account for this reverse stock split.

     On July 17, 2004, we acquired the Branded Media business strategy from Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for 3,500,000 shares of our common stock. Prior to this acquisition, Convergiton had been engaged in the development of infomercial, television advertising and music programming.

     On August 20, 2004, we reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc., a Nevada corporation, that had been incorporated on July 26, 2004. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also, as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist.

     On October 18, 2004, we changed our name to Branded Media Corporation.

     Our business plan is (i) to integrate our clients' products or brands core messages into television related print and internet programming content to provide exposure in launching and expanding brands, and (ii) to license our properties that are in our film, television and music libraries. We are in the process of commencing commercial operations and have five full-time employees and own no real estate.

     On August 1, 2005, we executed an offer letter to purchase Executive Media Network. See Executive Media Network below.


General Business

     We are a multimedia branding company that (i) builds our clients' brands and markets our clients' consumer products through our proprietary strategy, Branded Media(TM), and (ii) licenses our properties in our film, television and music libraries. We are in the process of seeking federal trademark protection for the mark, BRANDED MEDIA. As developed by us, Branded Media(TM) is designed to materially increase sales of its consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials. As part of the compensation for our services, we receive a portion of the revenues generated for our clients by the application of the Branded Media(TM) strategy.

     We intend to position our clients' brands on commercial and public television and receive a portion of the revenues generated from product sales in multiple channels of distribution, such as retail chains, specialty retail, and corporate marketing partners. We also may, if warranted, acquire one or more properties or businesses, and pursue other related activities intended to enhance stockholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We intend to seek opportunities demonstrating both potential long-term growth and short-term earnings. Except as set forth in this registration statement concerning Executive Media Network, we have no specific acquisition plans at this time.

     With the proliferation of digital, cable and video-on-demand as well as the internet, we are not dependent on one or a few customers for its brands.

Brands

     To date we have entered into contracts with Sandy Ferreira, Pino Luongo and Mark Strausman (The Two Meatballs), and Eric Villency, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential customers to whom we desire to provide our brand integration services. To date, we have not entered into any definitive agreements or incurred any other obligations or commitments with any potential customers.

     o    Sandy Ferreira
          --------------

               Sandy Ferreira is a wedding expert and TV personality. A finalist from NBC's "The Apprentice 2," Sandy has over 10 years of experience as a bridal shop owner and wedding planner. As a viewer favorite, Sandy is on the bridal show circuit, drawing large audiences of brides-to-be. For Sandy, we are currently developing a wedding-themed television series, online presence, "How to `I Do'" books and products, as well as actively seeking commercial endorsements.

               We intend to establish Sandy as the friendly face for the wedding industry. Her approach to working with brides and creating "that special day" has built her reputation as trustworthy, understanding and fun. Combine these "best girlfriend" attributes with her charm, good looks and the recognition established on "The Apprentice 2" with over 20 million viewers per week, and as Donald Trump noted, "Sandy is destined for success."

     o    The Two Meatballs
          -----------------

               We have entered into an agreement with veteran chefs Pino Luongo and Mark Strausman to produce and distribute a television cooking series based on the duo's nickname: "The Two Meatballs."

               Luongo and Strausman are two world-class chefs who have worked together for more than 20 years and are successful and highly acclaimed New York restauranteurs. They are among the best known Italian chefs in the country, and their many successful ventures include Coco Pazzo, Campagna, Tuscan Square and NY celebrity hot spot, Fred's at Barney's.

               Pino Luongo has written four popular cookbooks: Tuscan in the
                                                               -------------
               Kitchen, Fish Talk, Simply Tuscan, and La Mia Cucina Toscana. He
               -------- ---------- --------------     ---------------------
               also created the Coco Pazzo food line that is currently available in supermarkets throughout the country.

               Mark Strausman, also a cookbook author, has been featured on "The Late Show with David Letterman," "Late Night with Conan O'Brien," and as a regular guest on "Martha Stewart Living".

     o    Eric Villency
          -------------

               We also have signed an agreement with design expert Eric Villency, the host of Fine Living Network's iDesign. Eric is also
                                                           -------
               the President of Maurice Villency Inc., his family's legendary contemporary furniture brand.

               We have recently placed Eric in 22 episodes of the current season of HGTV's high profile, "Small Space, Big Style". We also are developing additional shows, such as "FASHION/DESIGN", in which Eric and a changing roster of successful fashion designers showcase their own homes and also tackle the redesign of viewers' spaces.

               The format enhances Eric's visibility and allows us to create product integration opportunities. A line of home design products, men's fashion accessories and skin care lines are the primary product lines currently being developed for the Eric Villency brand.

Executive Media Network

     On August 1, 2005, we entered into a letter agreement to purchase Executive Media Network, which we refer to herein as "EMN," a New York corporation specializing in out-of-home advertising, for $2,550,000. Consummation of this transaction is subject to customary diligence and execution of a definitive agreement.

     EMN has created a unique worldwide media display network that enables advertisers to target the first-class and business-class customers of most major airline carriers, a highly elusive audience of affluent, decision-making consumers. Through multi-year agreements between certain United States and foreign flag airline carriers, EMN has the right to sell over 400 media display locations throughout the world in 138 airline clubs, creating approximately 6.4 million impressions monthly.

     For each year from 2000 through 2004, EMN has averaged more than $4,500,000 in annual gross revenues and more than $1,600,000 in annual gross profits. For the year ended December 31, 2004, EMN had $4,131,576 in gross revenues and $1,696,828 in gross profit. The transaction is subject to standard due diligence and negotiation and execution of definitive agreements. It is anticipated that it will close on or before October 31, 2005.

Other Assets

     Film, Television and Music Library

     In 1994 we acquired the Parasol Library, which we refer to herein as the "Library." In June 2005, Wharton Valuation Associates, Inc. appraised the Library at $3,400,000. We intend to build on our Library licensing base through television and broadcasting, DVD, Video-on-Demand and Direct Response infomercials.

     The Library consists of film, television, and music programming produced from the 1920's through the 1980's. The following is a brief summary of representative programming in the library.

     o Applause 50's Television Series: programming featuring such familiar greats as Angela Lansbury, Paul Newman, Bette Davis, and Natalie Wood;

     o Groove 40's Music: complete with videos from legendary artists including Frank Sinatra, Duke Ellington, and Lena Horne

     o Groove 60's Country Music: complete with videos from top-billing artists including Johnny Cash and George Jones;

     o Cinevue Classic Films: independent cult classic films spanning the 1920's through the 1980's, including such original classics as Diary of Forbidden Dreams, The Phantom of the Opera, and The Mask; and

     o Classic Sports Zone: From the 1960's, "Las Vegas Fight of the Week," Professional Wrestling, and "Celebrity Billiards with Minnesota Fats."

     We have identified an expert in the field of marketing nostalgia-based libraries and are currently negotiating with this individual to increase the licensing income from the properties in our Library.

Competition

     We consider several companies in various industries competitors in one form or another, but have discovered no other entity that approaches brand building in the same way we do. We compete with advertising agencies, talent agencies and production houses. While most of the companies in each of these industries focus primarily on one part of the brand building process, we blend various disciplines from each of these industries and deploy one or more of them for our respective customer brands and individual talents in a customized fashion that we believe is directly suited to the specific attributes of each.

Risk Factors

     Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock. The risks described below are those we currently believe may materially affect us.

                          RISKS RELATED TO OUR COMPANY

We have a limited operating history under the Branded Media(TM) strategy business.

     The Company was formed in Delaware in October 1968. In July 2004, we reincorporated in Nevada, and in October 2004, we changed our name to Branded Media Corporation. Our history with respect to film and television production and licensing dates back to 1983.

     Today, we are embarking on a strategy that builds brands and markets consumer products through our proprietary strategy, Branded Media(TM). Branded Media(TM) is designed to materially increase sales of consumer products by exposing brands and their messages through the creation and distribution of television and Internet-related programming, print, radio, DVD, Video-on-Demand, and Direct-Response infomercials.

     We currently have five full-time employees. Because of our acquisition of the Branded Media(TM) strategy business in August 2004, we have a limited operating history under our Branded Media(TM) strategy business. We are subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that we will not achieve our business objectives. We cannot predict that our future operations will be profitable. Investors in our stock would have limited information on which to base an evaluation of our prospects for achieving our business objectives.

We have had operating losses in the past and there is no assurance that we will ever operate profitably.

     We have reported net losses for the nine months ended June 30, 2005 and for the fiscal year ended September 30, 2004. Our operating costs currently exceed our revenues, and there is no assurance that this will change. We can give no assurances that we will ever make a profit or that we will not lose all amounts invested in us, through operating expenses or capital losses.

Our ongoing overhead exceeds our incoming revenue and our cash resources are not unlimited.

     Our overhead exceeds our revenue. We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. We may satisfy our future funding requirements through revenues generated by our operations, the proceeds of public or private offerings of our securities, loans from financial institutions or our stockholders, acquisitions of other businesses such as EMN, or a combination of the foregoing. There is no assurance that our operations will be able to satisfy our future funding requirements and there is no guarantee that additional financing will be available when needed or on terms acceptable to us.

Our industry is highly competitive and many of our competitors have more resources than we do.

     We compete in multimedia branding business with a number of other companies. Many of these competitors have financial and other resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable clients in the face of this competition.

Attempts to grow our business could have an adverse effect.

     Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of our clients, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of certain employees, could have a material adverse effect on our business, financial condition and results of operations.

We have very limited financial resources and may require additional financing.

     To date, for our funding we have relied on investments by private investors and by borrowing funds from lenders.

     We only have $44,379 in current assets, all of which was cash and cash equivalents, at September 30, 2004. Our total current liabilities, which include $1,676,998 in accrued compensation owed to Mr. Taylor and Mr. Coffey that was subsequently paid to Mr. Taylor and Mr. Coffey through the issuance to each of them of a warrant to purchase 2,230,000 shares of our common stock, at September 30, 2004, were $2,701,143. See Part I, Item 7 - Certain Relationships and Related Transactions for a description of the warrants issued to Mr. Taylor and Mr. Coffey as payment for the accrued salary owed to them.

     In order to effectively run our business, we will require additional working capital. We may seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our stockholders. At the present time, we do not have any written or verbal commitments from any source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent that we raise additional capital by issuing equity securities, your ownership interest would be diluted.

Certain of our film and television assets that we license to third parties are subject to copyright protection that may expire in the near future. At that time, these assets will enter the public domain, and we will lose any value that we have in them.

     Certain of our assets, including our film and television recordings (as more fully described in Part I, Item I - Description of Business), that we license to third parties are protected by federally registered copyrights. Copyright protection is finite and the copyright protection of these assets will expire in the future. Upon the expiration of copyright protection, these assets will enter the public domain and will be freely useable by the public without a license from us.

There is a limited market for our Common Stock, and an investor cannot expect to be able to liquidate his investment regardless of the necessity of doing so.

     The prices of our shares are highly volatile. During the six months prior to September 26, 2005, the market price of our stock as traded on the pink sheets had ranged from $.10 to $1.09. The variance in our stock price makes it extremely difficult to forecast with any certainty the price at which it may be bought or sold at anytime. The market price of our common stock could be subject to wide fluctuations as a result of factors that are out of our control, such as:

     o    actual or anticipated variations in our results of operations;
     o    naked short selling of our common stock and stock price manipulation;
          and
     o    general economic, political and market conditions.

     Due to the low price per share of our stock, many brokerage firms may not effect transactions and may not be willing to deal with our stock as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

Our common stock is extremely illiquid, and investors may not be able to sell as much stock as they want at prevailing market prices.

     The daily trading volume of our common stock is often limited. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

As of September 26, 2005, 28,370,499 shares of our common stock on a fully diluted basis are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

     28,370,499 shares of our common stock on a fully diluted basis, which consist of 12,985,499 shares of our common stock currently issued and outstanding plus 15,385,000 shares of our common stock issuable upon exercise of outstanding warrants and conversion of outstanding convertible notes, are "restricted securities" as that term is defined under the Securities Act. Though not currently registered, these restricted securities may be sold in compliance with Rule 144 of the Securities Act or pursuant to a future registration statement. Rule 144 provides that a person holding restricted securities for a period of one year or more may, sell those securities in accordance with the volume limitations and other conditions of the rule. Sales made pursuant to Rule 144 or 144(k), or pursuant to a registration statement filed under the Securities Act, could result in significant downward pressure on the market price for our common stock.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

     We will likely raise additional funds in the future by issuing additional shares of common stock or securities that are convertible into common stock, such as convertible notes, options, warrants or convertible preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our Company prior to selling your interest in the Company.

     We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you may not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this "Risk Factors" section, you may not receive any return on your investment even when you sell your shares in our company.

Our common stock could be classified as a "penny stock" and is extremely illiquid, so investors may not be able to sell as much stock as they want at prevailing market prices.

     Our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3a51-1 definition of a penny stock and have our common stock considered to be a "penny stock," with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered "penny stock" if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.

Employees

     We currently have five full-time employees. In addition to our full-time employees, management expects to use consultants, attorneys and accountants as necessary, and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We also intend to use independent contractors to assist us in assessing business opportunities and to provide business advice on a regular basis.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

     We have not had revenue during our previous two fiscal years ended September 30, 2004 and 2003 and during the nine months ended June 30, 2005.

Plan of Operation

     We have embarked on a plan to raise capital to launch our new business strategy. During the next 12 months we need to continue to raise capital to satisfy our cash requirements.

     We expect our current cash in the bank of $6,793 at June 30, 2005 plus our issuance of a $350,000 Secured Promissory Note and loans from our executive officers to satisfy cash requirements for the next thirty to ninety days through December 27, 2005. On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000 at 12% interest per annum to The Vantage Funds. The note is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 29, 2005. From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured promissory notes with an interest rate of 12% per annum. These notes are due and payable upon the occurrence of (i) 30 days following the closing of a $5,000,000 financing or (ii) 12 months after the issuance of the respective convertible note. We intend to issue an additional $100,000 worth of convertible secured promissory notes by October 15, 2005.

     To obtain working capital for the next 12 months through October 1, 2006, we have engaged the New York investment banking firm of McKim & Company, LLC to raise a total of $6 million, the primary purpose of which is to acquire Executive Media Network, which we refer to as "EMN," and to provide additional working capital for the combined entities. The structure of this financing is currently being negotiated. We have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice concerning our business. After we become a reporting company, it is anticipated that Westminster Securities will assist us in raising additional capital. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning our recent capital-raising activities.

     For each of the years from 2000 through 2004, EMN has averaged more than $4,500,000 in annual gross revenues and more than $1,600,000 in annual gross profits. For the year ended December 31, 2004, EMN had $4,131,576 gross revenues and $1,696,828 gross profit. The transaction is subject to standard due diligence and negotiation and execution of definitive agreements. It is anticipated that it will close on or before October 31, 2005.

     To date we have entered into contracts with Sandy Ferreira, Pino Luongo and Mark Strausman, and Eric Villency. See Part I, Item 1 - Description of Business, Brands for additional information. We intend, through December 31, 2006, to build our clients' brands and market our clients' consumer products, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential clients to whom we desire to provide our brand integration services. We have also identified an expert in the field of marketing nostalgia-based libraries, and we are currently negotiating with this individual to increase the licensing of our properties in the Library.

     We do not intend to purchase any significant property or equipment during the next 12 months. We currently have five full-time employees. In addition to our full-time employees, we expect to continue to use consultants, attorneys and accountants as necessary and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We expect to add five new full-time employees to direct and manage certain operating activities including but not limited to production, branding and licensing.

Liquidity and Capital Resources

     We have suffered losses from operations and require additional financing. We will need to obtain additional capital through the sale of our common stock or other securities. Ultimately, we need to generate revenues and attain profitable operations.

     Cash and cash equivalents plus cash provided from the issuance of debt and common stock were used to fund operating and investing activities from October 1, 2003 through June 30, 2005.

     We are in the process of raising a total of $6 million in a preferred stock offering, the primary purpose of which is to acquire EMN. The structure of this financing is currently being negotiated. In August 2005, we consummated a $350,000 bridge financing pursuant to which we issued a $350,000 secured promissory note at an interest rate of 12% per annum. The note is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 29, 2005. From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured promissory notes with an interest rate of 12% per annum. These notes are due and payable upon the occurrence of (i) 30 days following the closing of a $5,000,000 financing or (ii) 12 months after the issuance of the respective convertible note. We intend to issue an additional $100,000 worth of convertible secured promissory notes by October 15, 2005. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning the above transactions.

     If the additional financing or arrangements cannot be obtained, we would be materially and adversely affected and there would be substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements.

Item 3.  Description of Property

     We rent office space located at 425 Madison Avenue, New York, New York 10017. Our offices are leased from a third party lessor under a ten-year lease ending in 2012. Under the lease, we are obligated to make annual payments in the aggregate as listed below.

        Years Ending September 30,            Amount
        --------------------------            ------
                2005                        $ 94,151
                2006                         115,380
                2007                         127,380
                2008                         127,380
                2009                         127,380
             Thereafter                      186,824


Item 4.  Security Ownership of Certain Beneficial Owners and Management

     As of September 26, 2005, we had a total of 29,220,499 shares of common stock and no shares of preferred stock issued and outstanding. The following table sets forth, as of September 26, 2005, the number of shares of common stock owned of record and beneficially by persons who beneficially own 5% or more of our outstanding common stock as well as the number of shares of common stock owned of record and beneficially by each of our officers and directors, and by our officers and directors as a group.

                                              Number of Shares        Percent of
       Name and Address (1)                  Beneficially Owned (2)  Class Owned
       --------------------                  ----------------------  -----------

Eve Krzyzanowski (3)                              3,500,000              11.2%
Donald C. Taylor (4)                              4,914,224              14.9%
Joseph J. Coffey (5)                              5,285,758              16.0%
Gerald M. Labush (6)                              1,135,023              3.8%
Michael S. Scofield (7)                            250,000                 *
Gary Kucher (8)                                    254,000                 *
Sarah Frank (9)                                    250,000                 *
All directors and officers as a group (7
in number) (3), (4), (5), (7), (8), (9)          15,589,005              38.6%
Jeffrey Leach (10)
   30 Springhill Road
   Randolph, NJ  07869                            1,984,800              6.8%
Endeavor Holdings, Inc.
   30 Broad Street, 34th Floor
   New York, NY  10004                            1,731,575              5.9%
Paul Whitehead (11)                               1,875,000              6.1%

--------------

*    Indicates less than 1%.

(1) Unless otherwise indicated, the address of each of the persons listed above is the Company's address at 425 Madison Avenue, Penthouse, New York, New York 10017.

(2) The number of shares and the percentage of the class beneficially owned by each of the individuals and the entities above is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity.

(3)  Includes (a) 1,500,000 shares of common stock held by Ms. Krzyzanowski, and
     (b) a warrant issued to Ms. Krzyzanowski pursuant to her employment agreement with us to purchase 2,000,000 shares of common stock at $.01 per share. The warrant may be exercised any time on or before November 17, 2014.

(4) Includes (a) a warrant issued to Mr. Taylor, which was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time before November 17, 2014, (b) a warrant issued to Mr. Taylor to purchase 2,230,000 shares of common stock at $.01 per share at any time on or before June 30, 2015, which warrant was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, and (c) 1,184,224 shares of common stock held by The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner. This total does not include 330,000 shares of common stock, which were gifted by Mr. Taylor to members of his immediate and extended family.

(5) Includes (a) a warrant issued to Mr. Coffey pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before November 17, 2014, (b) a warrant issued to Mr. Coffey pursuant to an agreement with us to purchase 2,230,000 shares of common stock at $.01 per share, which may be exercised any time on or before June 30, 2015, and (c) 1,555,758 shares of common stock individually held by Mr. Coffey.

(6) Includes (a) 135,023 shares of common stock held by Mr. Labush and (b) a warrant issued to Mr. Labush pursuant to his employment agreement with us to purchase 1,000,000 share of common stock at $.01 per share, which may be exercised any time on or before November 18, 2014.

(7) Consists of a warrant issued to Mr. Scofield, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before March 31, 2010.

(8) Consists of (a) a warrant issued to Mr. Kucher, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010 and (b) 4,000 shares of our common stock held by Mr. Kucher.

(9) Consists of a warrant issued to Ms. Frank, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010.

(10) Includes (a) 1,574,800 shares of common stock held by Mr. Leach, and (b) 110,000 shares of common stock held by a member of his immediate family. Also includes 300,000 shares of common stock gifted to the trusts of Mr. Leach's children, of which Mr. Leach is the trustee.

(11) Includes (a) a warrant issued to Mr. Whitehead pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before May 2, 2015 and (b) 375,000 shares of our common stock held by Mr. Whitehead.


Change in Control

     We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in the change in control of the Company. The Company's by-laws have no provision that could delay a change in control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

         The directors and executive officers currently serving the Company are as follows:

          Name        Age                       Position and tenure
          ----        ---                       -------------------

Eve Krzyzanowski       54     Chief Executive Officer
Donald C. Taylor       56     President, Chief Financial Officer, Vice Chairman,
                              Director
Joseph J. Coffey       40     Chief Operating Officer and General Counsel
Gerald M. Labush       58     Secretary and Director
Michael Scofield       62     Chairman, Director
Gary Kucher            41     Director
Sarah Frank            59     Director


Management

     The following identifies background information for our directors, officers and other key employees.

     Eve Krzyzanowski is our Chief Executive Officer. She has served in this capacity since January 2005. From February 2003, prior to her employment with us, Ms. Krzyzanowski provided branding consulting services through her solely owned company, Eve Video Enterprises. For four years until February 2003, she was Senior Vice President of Martha Stewart Omnimedia's (MSO) television operations. She served on MSO's Senior Executive Committee and supervised

(Executive Producer) the production and distribution of Martha Stewart Living - a daily nationally syndicated program as well as three daily cable series and Martha Stewart's Public Television and CBS Holiday Specials.

     Ms. Krzyzanowski has held senior executive positions with P&L responsibility for twenty years. Her background includes marketing, merchandising and distribution, as well as television production.

     Prior to joining MSO, Ms. Krzyzanowski launched and created a $30 million business for the BBC in the United States. At the BBC, from 1991-1997, she delivered high program revenue, ratings, critical acclaim and awards by tailoring programs to the market and audience. During her BBC tenure, in addition to launching a successful business to exploit the archive, Ms. Krzyzanowski produced programs for public television, The Discovery Networks and other cable networks, and developed successful ventures with Discovery, Time-Life Home Video, Reader's Digest, Dorling Kindersley and other strategic partners.

     Before building BBC Worldwide America's operation, Ms. Krzyzanowski achieved notable success with Financial News Network, as FNN's head of programming from 1986-1990. FNN later evolved into CNBC, the financial cable network. She also has been an executive and producer at ABC, NBC and CBS.

     Ms. Krzyzanowski has received multiple Emmys, numerous awards, and was selected as a "Luminary of the 20th Century" in financial journalism for her role in developing Financial News Network. She has produced and overseen over 10,000 hours of television.

     Donald C. Taylor is our President, Chief Financial Officer and Vice Chairman of the Board of Directors. He has been President since September 2000 and was appointed Chief Financial Officer in January 2005. After graduation from college in 1970, Mr. Taylor worked as a staff accountant for a CPA firm. In 1972, Mr. Taylor became a Special Agent with the U.S. Treasury Department - Intelligence Division and after completing his government service, worked as a consultant to law firms until 1992. From 1992 through August 2000, he was President of Group III Capital, Inc. in New York, a merchant banking firm which he formed and which raised debt and equity financing for the firm's clients.

     Joseph J. Coffey is our Chief Operating Officer and General Counsel. He has been our General Counsel since August 2000 and was appointed our Chief Operating Officer in January 2005. From 1993 to 1996, Mr. Coffey served in Buenos Aires, Argentina as International Business Consultant to one of the most prominent law firms in Argentina. During his three years in Latin America, Mr. Coffey advised international clients on the aspects of doing business in Argentina. These clients included GE Capital, for whom Mr. Coffey provided consulting services on its purchase of Argentina's largest credit card servicing company; British Gas, for whom Mr. Coffey negotiated its merger with two Argentine construction companies for the service of Argentina's recently privatized gas industry; and IMPSAT, one of South America's leading media conglomerates for whom Mr. Coffey provided consulting services related to its expansion to the United States. Mr. Coffey is fluent in Spanish.

     In April 1996, Mr. Coffey joined Mr. Taylor at Group III Capital, Inc., which raised debt and equity financing, placed executive management, and provided other management and legal consulting services to the firm's clients. Mr. Coffey was employed with Group III Capital, Inc. until August 2000 when he joined the Company.

     Gerald M. Labush is our Secretary and a member of the Board of Directors. He has been a member of the board since February 2002 and our Secretary since August 2004. Mr. Labush has practiced law in New York City for over 30 years and is an expert lecturer on ethics. He also served in the District Attorney's Office for New York County. Since August 2000 through the present, Mr. Labush has practiced law in his capacity as the principal of the Law Office of Gerald Labush.

     Michael Scofield is Chairman of our Board of Directors. He has held this position since March 2005. Mr. Scofield currently is, and has been during the last five years, the Chairman of the Board of Evergreen Funds, one of America's 20 largest mutual fund families. Mr. Scofield's oversight of the funds started in 1984 while he was practicing law at Wardlow, Knox, Freeman & Scofield in Charlotte, North Carolina, when the fund group had only one fund. During the last five years, Mr. Scofield also has practiced law as a sole practitioner. Today Mr. Scofield oversees 90 funds with more than $110 billion in assets under management.

     Mr. Scofield graduated from North Carolina State in 1965 with a BA and received his law degree from the Duke University School of Law in 1968. After graduating from law school, he taught pre-law classes at the University of North Carolina at Ashville from 1968 through 1970. After a tenure with the U.S. Attorney General's office as a federal prosecutor, he entered private practice in 1979.

     Sarah Frank has been a member of our Board of Directors since June 2005 and is a member of the Supervisory Board of media giant Vivendi Universal. Sarah Frank brings over 30 years of production, distribution and management experience in the United States and international television industry to the Board of Branded Media Corporation.

     From 1990 to 1997, Ms. Frank was President and CEO of BBC Worldwide Americas where she spearheaded the company's growth into a diversified media organization, with revenue growth from $9 million to over $80 million. Called "the face of the British Broadcasting Corporation in the United States" by The New York Times, Ms. Frank raised the BBC's name to new prominence within the industry as well as among consumers, resulting in increased BBC brand recognition and value through its television co-productions and program syndication; original productions based on BBC content; library film footage sales; consumer products in home video, books, audio tapes; character licensing and merchandising; and the marketing of educational videos. From January through August 2000, Ms. Frank was CEO of Skoodles, which provided internet content for children. From August 2001 through October 2002, Ms. Frank was Vice President, Education, for Thirteen/WNET/NY, a Public Broadcasting service station. Between her employment with Skoodles and Thirteen/WNET/NY and following her employment with Thirteen/WNET/NY through the present, Ms. Frank has provided media consulting services.

     Gary Kucher is a member of our Board of Directors. He has held this position since June 2005. Mr. Kucher became CEO of Manex Entertainment Inc. in November 2000 which, through its operating divisions and subsidiaries, operated full service facilities in Los Angeles and the former Naval Air Station in Alameda, California that accommodated feature film, television, commercial and event productions with visual effects, post production, a complete range of proprietary and non-proprietary rental equipment and full service production offices, studios and stage space. In January of 2001, he also became Chairman of the Board of Directors and served in both capacities until departing his positions with Manex Entertainment in November 2004. Prior to joining Manex Entertainment in November 2000, Mr. Kucher was CEO of Gary Player Golf.com an internet based golf apparel and equipment retail company.

     Manex Entertainment, through several wholly owned subsidiaries, developed the extraordinary effects that won Academy Awards(R) for Polygram's "What Dreams May Come" and Warner Bros.' "The Matrix." Manex Entertainment also won The 2002 Best Experimental Short Subject award at the New York Film and Video Festival for its production "Seriality." In October 2003, Manex Entertainment presented a concert to benefit the Mercer County Film and Performing Arts Commission featuring Luciano Pavarotti at the Sovereign Bank Arena in Trenton, New Jersey. Mr. Kucher has provided advisory services or interim management to both private and public companies in numerous engagements. Also in 2003, Mr. Kucher received visual effects screen credit for the blockbuster hits "The Matrix Reloaded" and "The Matrix Revolutions."

Audit Committee and Audit Committee Financial Expert

     Our audit committee is comprised of three independent directors, Sarah Frank, Michael Scofield and Gary Kucher. To date, we have not allocated the capital resources to pay the director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert because we believe it to be in the best interests of the stockholders to allocate our limited capital resources more directly to building our business. As our business becomes more established we expect that we will seek a qualified independent expert to become a member of our Board of Directors and establish an audit committee. Before retaining a financial expert, our board would make a determination as to whether that person is independent.

Item 6.  Executive Compensation

     The following table provides information for our fiscal years ended September 30, 2002, 2003 and 2004, respectively, concerning cash and noncash compensation paid or accrued by the Company the two persons who served as executive officers during those years.


------------------------------------ -------------------------------- --------------------------------------------------------------
                                          Annual Compensation                         Long-Term Compensation Awards
------------------------------------ -------------------------------- --------------------------------------------------------------
                                                                                 Awards                         Payout
--------------------------------------------------------------------- ----------------------------- --------------------------------

Name and Principal         Year        ($)        ($)        ($)         ($)         Securities
Position                              Salary     Bonus      Other     Restricted     Underlying                          All
                                                                         Awards        Options          LTIP            Other
                                                                                     & SARs (#)        Payout        Compensation
------------------------ ----------- ---------- --------- ----------- -------------- -------------- ------------- ------------------

Donald Taylor(1)(3)        2004      $222,000    None       None          None            (1)           None           None
President                  2003      $222,000
                           2002      $208,281

------------------------ ----------- ---------- --------- ----------- -------------- -------------- ------------- ------------------
------------------------ ----------- ---------- --------- ----------- -------------- -------------- ------------- ------------------
Joseph Coffey(2)(3)        2004      $222,000    None       None          None            (2)           None           None
General Counsel            2003      $222,000
                           2002      $208,281
------------------------ ----------- ---------- --------- ----------- -------------- -------------- ------------- ------------------

--------------

(1) Mr. Donald Taylor, our President, and Chief Financial Officer, has not been paid compensation since September 2000, but has accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On June 30, 2005, we issued Mr. Taylor a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Taylor as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before June 30, 2015.

(2) Mr. Joseph Coffey, our Chief Operating Officer and General Counsel, has not been paid compensation since September 2000, but has accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On June 30, 2005, we issued Mr. Coffey a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Coffey as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before June 30, 2015.

(3) We entered into employment agreements, which were effective January 1, 2005, with Eve Krzyzanowski, Donald Taylor, Joseph Coffey and Gerald Labush. Under their respect agreements, (1) Mr. Krzyzanowski receives a base salary in fiscal year 2005 of $300,000 and received a warrant to purchase 2,000,000 shares of our common stock, (2) Mr. Taylor receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, (3) Joseph Coffey receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, and (4) Mr. Labush receives a base salary of $60,000 and received a warrant to purchase 1,000,000 shares of our common stock. These agreements and the warrants issued pursuant to them are described more fully below in Part I,
     Item 7 - Certain Relationships and Related Transactions.

Employment Agreements

     In November 2004, we entered into employment agreements, effective January 1, 2005, with each of Eve Krzyzanowski, our Chief Executive Officer, Donald Taylor, our President and Chief Financial Officer, Joseph Coffey, our Chief Operating Officer and General Counsel, and Gerald Labush, our Secretary. These agreements are described below in Part I, Item 7 - Certain Relationships and Related Transactions.


Compensation of Directors

     All independent directors are reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors' and/or committee meetings. The current non-employee directors also were issued warrants at the beginning of their respective terms as members of our board. Additionally, the independent directors are paid $1,000 per day while attending our board meetings. See Part I, Item 7 - Certain Relationships and Related Transactions for a summary of those issuances.

Stock and Benefit Plan

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

Item 7.  Certain Relationships and Related Transactions


Agreements with our Executive Officers

     During August and September 2005, pursuant to eight non-interest bearing promissory notes, payable on demand, we borrowed an aggregate principal amount of $172,500 from Joseph Coffey, our Chief Operating Officer and General Counsel. As of August 30, 2005, we had repaid $97,500 of the outstanding principal under the notes.

     On August 1, 2005, pursuant to a non-interest bearing promissory note, payable on demand, we borrowed $25,000 from Eve Krzyzanowski, our Chief Executive Officer.

     On June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before June 30, 2015.

     On June 24, 2005, Charles Novitz, who is the spouse of Ms. Krzyzanowski, our Chief Executive Officer, participated as an investor in the convertible note private placement more fully described in Part II, Item 4 - Recent Sales of Unregistered Securities. Mr. Novitz participated for $50,000 on the same terms and conditions as the other investors in the convertible note private placement.

     On November 18, 2004, we entered into an employment agreement with Donald Taylor, our President, CFO and the Vice Chairman of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Taylor's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Mr. Taylor is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all our employees at the time if and when we implement these plans. In accordance with Mr. Taylor's employment agreement, we issued Mr. Taylor a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014.

     On November 18, 2004, we entered into an employment agreement with Joseph Coffey, our Chief Operating Officer and General Counsel. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement Mr. Coffey's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Mr. Coffey is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Coffey's employment agreement, we issued Mr. Coffey a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014.

     On November 18, 2004, we entered into an employment agreement with Gerald Labush, our Secretary and member of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement Mr. Labush's compensation includes a base salary of $60,000 per year with a $10,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Mr. Labush is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Labush's employment agreement, we issued Mr. Labush a warrant to purchase 1,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 18, 2014.

     On November 18, 2004, we entered into an employment agreement with Eve Krzyzanowski, our Chief Executive Officer. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Ms. Krzyzanowski's compensation includes a base salary of $300,000, which increases by $100,000 per year during the employment term, and an annual bonus to be determined by our board in an amount not less than 10% of her salary for a given year. Ms. Krzyzanowski is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with the terms of Ms. Krzyzanowski's employment agreement, we issued Ms. Krzyzanowski a warrant to purchase 2,000,000 shares of our common stock at a price of $0.01 per share. The warrant may be exercised at any time on or before November 17, 2014.

     On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski, our Chief Executive Officer, in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming our Chief Executive Officer.

     On March 18, 2002, we borrowed $43,333 from Mr. Coffey pursuant to a 21% per annum interest bearing promissory note, payable on demand. As of June 30, 2005, the note had accrued interest of $34,190.

     On June 21, 1998, we borrowed $50,000 from Donald Taylor pursuant to a 12% per annum interest bearing promissory note, payable on demand. As of June 30, 2005, the accrued interest on the note plus bonus interest for forbearance of the loan was $64,600.

     We have borrowed $52,309 from Group III Capital, Inc. pursuant to a non-interest bearing open credit arrangement between Group III Capital and us. Mr. Coffey and Mr. Taylor each owns 50% of Group III Capital, Inc.

Agreements with our Directors

     We issued warrants to each of our non-employee independent board members at the beginning of their respective terms to purchase 250,000 shares of our common stock under the following terms. On July 19, 2005, we issued a warrant to Gary Kucher to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On July 19, 2005, we issued a warrant to Sarah Frank to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On March 31, 2005, we issued a warrant to Michael Scofield to purchase 250,000 shares of common stock at $.50 per share, at any time on or before March 31, 2010. In addition to paying the independent directors actual expenses incurred with their duties as members of our board, we also pay them $1,000 per day while they are attending our board meetings.

Agreement with a Beneficial Owner

     On December 31, 2004, we issued a promissory note to Iliad, Inc., which obligates us to pay Iliad, Inc. $103,433.99 on or before September 1, 2005. Paul Whitehead, one of our employees and a 5% beneficial owner, is the President of Iliad, Inc. The note is non-interest bearing.

Item 8.  Description of Securities

     We are authorized to issue 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of September 26, 2005, we had issued and outstanding a total of 29,220,499 shares of common stock and no shares of preferred stock. As of September 26, 2005, no rights for the preferred stock had been designated by us.

Common Stock

     Holders of the common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the Board of Directors, and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on common stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including our future earnings, capital requirements and financial condition. We have not declared dividends on our common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

     The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. There exists no provision in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

     American Stock Transfer & Trust Company is our transfer agent.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

     Our common stock is quoted on the Pink Sheets under the symbol "BMCP" and has been traded on the Pink Sheets since October 21, 2004. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock as reported by Pink Sheets LLC. These prices represent inter-dealer quotations without retail markup, markdown, or commission and do not represent actual transactions.

     Fiscal Year Ended
    September 30, 2005             High Bid            Low Bid
    ------------------             --------            -------

   Third Quarter                     $.91               $.10
   Second Quarter                   $2.00               $.45
   First Quarter                    $2.70               $2.20

     There is a very limited trading market for shares of our common stock. There is no assurance that a trading market will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception for a company that has a tangible net worth of at least $2,000,000. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer also must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) includes confirmation that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     We intend to apply for listing on the NASD OTC Bulletin Board immediately. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as a market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. There is no assurance concerning when - or if at any time - our common stock will be listed on the NASD OTC Bulletin Board. Because our stock will not be quoted on the Nasdaq SmallCap Market at this time, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

Dividends

     We have not paid any dividends to date, and have no plans to do so in the immediate future.

Holders

     As of September 26, 2005, there were approximately 312 record owners of Branded Media Corporation's common stock.

Item 2.  Legal Proceedings

     The Company is not party to any legal proceeding, nor is any of its property the subject of a pending legal proceeding, and there is no litigation anticipated or contemplated as of the date of this Registration Statement.

Item 3.  Changes in and Disagreements with Accountants

     On December 23, 2004, we engaged Friedman LLP to act as our principal accountant to audit our financial statements. During our two most recent fiscal years, and any subsequent interim period prior to engaging Friedman LLP, neither we nor anyone acting on our behalf, consulted Friedman LLP, regarding the application of accounting principles to a contemplated or proposed transaction, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement or a reportable event, each as defined in Regulation S-B 304(a)(1).

Item 4.  Recent Sales of Unregistered Securities

     The following summarizes the securities sold by us since September 27, 2002. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

Bridge Financing

     On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000, with interest at 12% per annum, to The Vantage Funds. We refer herein to this transaction as the "Bridge Financing." The note is secured by our assets, including our film, television and music library, and is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 29, 2005. We may redeem the note at any time. In conjunction with the Bridge Financing, we issued to The Vantage Funds a warrant to purchase 175,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before August 29, 2010. Pursuant to the warrant, The Vantage Funds received certain registration rights. The Vantage Funds is an accredited investor as defined under the Securities Act of 1933, and we did not engage in any public advertising or general solicitation in connection with the Bridge Financing. The issuance made pursuant to the Bridge Financing was made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Convertible Note Offering

     From March 2005 through September 2005, we issued secured convertible promissory notes in the aggregate principal amount of $900,000. The convertible notes have an interest rate of 12%, are secured by our film, television and music library, and are due and payable upon the occurrence of either of the following events: (i) 30 days after the closing of a $5 million financing or
(ii) 12 months after the issuance of the respective convertible note. At any time prior to payment by us of the outstanding principal and interest under the convertible notes, all or any portion of the then outstanding balance of principal and interest under the notes may be converted into shares of common stock at $.50 per share. In conjunction with this private placement, each convertible note holder received a warrant exercisable into one share of common stock for each $2 of the face amount of the convertible note purchased. Each warrant is exercisable on or before the fifth anniversary of the warrant's issuance. Each convertible note purchaser also received certain anti-dilution protection under the note and warrant together with registration rights pursuant to a registration rights agreement for the shares of common stock issuable upon conversion of the convertible note and upon exercise of the warrant.

     To facilitate the convertible note private placement, we retained McKim and Company, LLC, which we refer to herein as McKim, to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated April 13, 2005. As compensation, McKim is to receive from us (a) a cash fee equal to 10% of the money raised from investors identified by McKim, and (b) a warrant to purchase 10% of the number of shares of common stock into which the convertible notes sold to investors identified by McKim is convertible, with the warrant exercisable at 105% of the conversion price of the notes.

     The purchasers of the convertible notes, as well as McKim, are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Private Placement

     From August 2004 through March 2005, we sold 16,655,000 shares of common stock to two accredited investors, Blockade Synergy Holdings Inc. and TBM Holdings LLC, for an aggregate purchase price of $997,000. We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of Regulation D.

Convergiton Acquisition

     On July 17, 2004, we issued 3,500,000 shares of common stock to Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for the intangible assets that form the basis for the Branded Media business strategy pursuant to the Intangible Asset Purchase Agreement dated July 16, 2004 between us and Convergiton. We refer to Convergiton, Inc. herein as "Convergiton". We did not engage in any public advertising or general solicitation in connection with the Convergiton issuance. The shares issued to Convergiton were issued pursuant to Section 4(2) of the Securities Act of 1933. Piggyback registration rights also were granted to Convergiton with respect to the stock received in the transaction.

Issuance of Stock as Part of and in Lieu of Certain Debt Obligations

     On June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before June 30, 2015.

     We issued 600,000 shares of common stock to Patrick Kerr on April 15, 2005 in accordance with a settlement agreement, dated April 16, 2005, to discharge a debt of $200,000.

     On September 22, 2004, we issued (1) 10,000 shares to Thomas O'Connor, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 10,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, and (3) 100,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $200,000 loan.

     On March 28, 2003, we issued 50,000 shares of common stock to Patrick Kerr in consideration for a $200,000 loan from Mr. Kerr to us pursuant to a Promissory Note dated March 28, 2004 and a Promissory Note dated February 20, 2003. On April 7, 2004, we issued 50,000 shares of common stock to Mr. Kerr for forbearance of the $200,000 loan.

     We did not engage in any public advertising or general solicitation in connection with any of the above issuances. The issuances made as part of the above debt forgiveness and loan agreements were made pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances made pursuant to Employment Agreements

     As described in Part I, Item 7 - Certain Relationships and Related Transactions, we issued warrants to Eve Krzyzanowski, Donald Taylor, Joseph Coffey, and Gerald Labush, each of whom is an accredited investor. We issued these warrants under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

     On May 2, 2004, we entered into an employment agreement with Paul Whitehead, our Director of Special Projects and Branding. This agreement has a four-year term commencing on September 1, 2005. Pursuant to the agreement, Mr. Whitehead's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Mr. Whitehead is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Whitehead's employment agreement, we issued Mr. Whitehead a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before May 2, 2015. Mr. Whitehead is an accredited investor and we did not engage in any public advertising or general solicitation in connection with this warrant issuance. We issued this warrant under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances Made for Services Rendered

     In June 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for the advisory services she provided to us in 2003 and 2004. These shares were issued to Ms. Krzyzanowski, who is an accredited investor, pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

         In addition to the issuances made for certain services provided to us described above, the table below summarizes securities issued to certain service providers in the last three years for the consideration received by us as described below. We did not engage in any public advertising or general solicitation in connection with any of the issuances described below. These issuances were made pursuant to Section 4(2) of the Securities Act of 1933, and, with respect to issuance to accredited investors, Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

          Service Provider                  Warrants Issued            Shares Issued         Nature of Service
------------------------------------- --------------------------    ------------------  ----------------------------
                                                         Number
                                                           of
                                      Exercise           Shares                Number
                                        Price     Date   Covered     Date    of Shares
                                        -----     ----   -------     ----    ---------

Eve Krzyzanowski                                                    7/19/04  1,500,000  Business consulting services
Hartmann and Doherty, LLC                                           11/4/04    400,000  Legal services
Lauren Deen                             $1.00    1/3/05    95,000                       Business consulting services
Hand & Baldachin LLP                    $1.00    1/3/05     5,000                       Legal services for Ms. Deen
Todd Schwartz                           $1.00   3/10/05   100,000                       Business consulting services
Michael S. Scofield                     $0.50   3/31/05   250,000                       Service as a Director
Media Link LLC                                                      3/31/05    90,000   Business consulting services
Capital Relations International, LLC                                 4/4/05    50,000   Public relations services
Media Link LLC                                                       5/4/05    90,000   Business consulting services
Howdy Kabrins                                                       5/31/05    49,998   Business consulting services
Media Link LLC                                                      5/31/05    90,000   Business consulting services
Gary Kucher                             $0.50   7/19/05   250,000                       Service as a Director
Sarah Frank                             $0.50   7/19/05   250,000                       Service as a Director
Rubenstein Public Relations, Inc.       $0.78    9/2/05    50,000                       Public relations services
Media Link LLC                                                      9/6/05    180,000   Business consulting services
Howdy Kabrins                                                       9/6/05     33,332   Business consulting services
Palomar Agency LLC                                                  9/6/05     50,000   Business consulting services


Contractual Obligations to Issue Securities

     Described below are certain contractual obligations that, in addition to those described above, obligate us to issue securities upon the occurrence of certain events. We issued or plan to issue the common stock identified below, pursuant to the exemption provided under each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 under Regulation D. The below recipient is an accredited investor. We did not and will not engage in any public advertising or general solicitation in connection with these issuances.

     We entered into a letter agreement, dated June 10, 2005, with Westminster Securities Corp., which we refer to herein as "Westminster," for certain corporate finance consulting services. The agreement will terminate on June 10, 2006 and is terminable upon 30 days written notice. Part of the compensation we are obligated to pay Westminster consists of restricted shares of common stock with piggyback registration rights. Pursuant to the letter agreement dated June 23, 2005, we are obligated to pay Westminster $40,000 each month in restricted stock, which will be calculated on the 10th day of each month by dividing $40,000 by the prior 10 day volume-weighted average price of our common stock as quoted on the Pink Sheets. Pursuant to our obligations under the Westminster agreement, as of September 26, 2005, we have issued 246,353 shares of common stock to Westminster.

Item 5.  Indemnification of Directors and Officers

     Pursuant to the Company's bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

     Set forth below are the audited financials for the Company for the fiscal years ended September 30, 2004 and September 30, 2003 and the unaudited financial statements of the Company for the quarter ended June 30, 2005. These financial statements are attached to this report and filed as part of this report.

FINANCIAL STATEMENTS

Index to Financial Statements
                                                                          Page



Report of Independent Registered Public Accounting Firm                   F-1

Balance Sheets as of June 30, 2005 (Unaudited) and                        F-2
 September 30, 2004 (Audited)

Statements of Operations for Nine Months ended                            F-3
 June 30, 2005 and 2004 (Unaudited) and the Years
 Ended September 30, 2004 and 2003 (Audited).

Statements of Stockholders' Equity (Deficit) for the                      F-4
  Nine Months Ended June 30, 2005 (Unaudited) and for the Years Ended September 30, 2004 and 2003 (Audited).

Statements of Cash Flows for Nine months Ended                            F-5
 June 30, 2005 and 2004 (Unaudited) and the Years
 Ended September 30, 2004 and 2003 (Audited)

Notes to Financial Statements.                                            F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Branded Media Corporation New York, New York

      We have audited the accompanying balance sheet of Branded Media Corporation as of September 30, 2004 and the related statements of operations, and stockholders' equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Branded Media Corporation as of September 30, 2004 and the results of its operations and its cash flows for the years ended September 30, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.


Friedman LLP
East Hanover, New Jersey

September 22, 2005

BRANDED MEDIA CORPORATION                        (Unaudited)      (Audited)
Balance Sheets                                  June 30, 2005 September 30, 2004
--------------------------------------------------------------------------------
                                     Assets
                                     ------
Current assets:
 Cash and cash equivalents                      $      6,793    $     44,379
 Other current assets                                 24,709            --
                                                ------------    ------------
 Total current assets                                 31,502          44,379

Property and equipment, net                           71,629          31,388
Intangible Assets, net                             1,198,754       1,401,695
Security deposits                                     58,108          20,208
                                                ------------    ------------
Total Assets                                    $  1,359,993    $  1,497,670
                                                ============    ============


                 Liabilities and Stockholders' Equity (Deficit)
                 ----------------------------------------------

Current liabilities:
 Notes and loan payable(net of unamortized
  discount of $418,379 and $0 at June 30, 2005
  and September 30, 2004)                            648,388         576,729
 Due to related parties                               52,309          70,311
 Accounts payable                                      8,046          80,782
 Accrued interest payable                            312,533         296,323
 Accrued expenses                                     19,712            --
 Accrued compensation                                   --         1,676,998
                                                ------------    ------------
 Total current liabilities                         1,040,988       2,701,143
                                                ------------    ------------

Deferred Rent                                         31,500          31,500

Commitments                                             --              --

Stockholders' equity (deficit):
  Preferred stock, $.001 par value;
   10,000,000 authorized, no shares
   Issued or outstanding                                --              --
  Common stock, $.001 par value;
   authorized 500,000,000 shares;
   28,810,814 and 17,234,189 shares
   Issued and outstanding                             28,811          17,234
  Additional paid-in capital                      36,343,792      12,717,672
  Accumulated deficit                            (36,065,098)    (13,969,879)
                                                ------------    ------------
                                                     307,505      (1,234,973)
Stock subscription receivable                        (20,000)           --
                                                ------------    ------------
Total stockholders' equity (deficit)                 287,505      (1,234,973)
                                                ------------    ------------
Total Liabilities and
Stockholders' Equity (Deficit)                  $  1,359,993    $  1,497,670
                                                ============    ============


See accompanying notes to financial statements.

BRANDED MEDIA CORPORATION
Statements of Operations
                                                                 (Unaudited)                         (Audited)
                                                              NineMonths Ended                     Years Ended
                                                                  June 30                          September 30
                                                       ------------------------------      ------------------------------
                                                           2005              2004              2004              2003
                                                       ------------      ------------      ------------      ------------

Revenues                                               $       --        $       --        $       --        $       --
                                                       ------------      ------------      ------------      ------------

Costs and expenses
   Depreciation and
    amortization                                            210,183           207,565           276,753           276,559
   Impairment of trademarked
     brand name                                                --                --           5,765,953              --
   Selling, general and
    administrative (including
    Share-based compensation of
    $20,041,099 in June 2005 and
    $2,550,000 in September 2004)                        21,557,055           446,613         3,104,569           655,974
                                                       ------------      ------------      ------------      ------------

                                                         21,767,238           654,178         9,147,275           932,533
                                                       ------------      ------------      ------------      ------------

Operating loss                                          (21,767,238)         (654,178)       (9,147,275)         (932,533)
                                                       ------------      ------------      ------------      ------------

Other income (expense)
   Loss on extinguishment of debt                          (142,000)             --                --                --
   Interest income                                              534              --                --                 208
   Interest expense (including
    share based compensation of
    $172,697 in June 2005, $85,000
    in June 2004 and $289,000 in
    September 2004)                                        (186,515)         (133,821)         (355,860)          (51,926)
                                                       ------------      ------------      ------------      ------------
                                                           (327,981)         (133,821)         (355,860)          (51,718)
                                                       ------------      ------------      ------------      ------------

Loss before income taxes                                (22,095,219)         (787,999)       (9,503,135)         (984,251)

Income taxes                                                   --                --                --                --
                                                       ------------      ------------      ------------      ------------

Net loss                                               $(22,095,219)     $   (787,999)     $ (9,503,135)     $   (984,251)
                                                       ============      ============      ============      ============

Basic and diluted
   Loss per common share                               $      (0.88)     $      (0.13)     $      (1.27)     $      (0.17)
                                                       ============      ============      ============      ============

Weighted average common shares outstanding- basic
and diluted                                              25,161,904         5,979,574         7,481,888         5,939,738
                                                       ============      ============      ============      ============


See accompanying notes to financial statements.


                                                       F-3


BRANDED MEDIA CORPORATION
Statements of Stockholders' Equity (Deficit)
Nine months ended June 30, 2005 (unaudited)
Years Ended September 30, 2004 and 2003 (Audited)


                                                             Common Stock            Additional
                                                      ---------------------------     Paid-in      Accumulated
                                                         Shares         Amount        Capital         Deficit          Total
                                                      ------------   ------------   ------------   ------------    ------------

Balance September 30, 2002                               5,914,189   $      5,914   $  3,851,729   $ (3,482,493)   $    375,150
  Shares issued for loan forbearance fees                   50,000             50          1,213           --             1,263
  Net Loss                                                    --             --             --         (984,251)       (984,251)
                                                      ------------   ------------   ------------   ------------    ------------

Balance September 30, 2003                               5,964,189   $      5,964   $  3,852,942   $ (4,466,744)       (607,838)
  Shares issued for loan forbearances fees                 170,000            170        288,830           --           289,000
  Shares issued for trademarked
    brand name                                           3,500,000          3,500      5,946,500           --         5,950,000
  Shares issued for consulting services                  1,500,000          1,500      2,548,500           --         2,550,000
  Sale of common shares                                  6,100,000          6,100         80,900           --            87,000

  Net loss                                                    --             --             --       (9,503,135)     (9,503,135)
                                                      ------------   ------------   ------------   ------------    ------------

Balance September 30, 2004                              17,234,189   $     17,234   $ 12,717,672   $(13,969,879)   $ (1,234,973)


  Shares issued for services                               421,625            422      1,105,177           --         1,105,599
  Shares issued for debt repayment including
   loss on extinguishment                                  600,000            600        341,400           --           342,000
  Sale of common shares                                 10,555,000         10,555        899,445           --           910,000
  Relative fair value of warrants issued                      --             --          172,697           --           172,697
  Warrants issued for employee services                       --             --       17,100,000           --        17,100,000
  Warrants issued for non-employee service                    --             --        1,835,500           --         1,835,500
  Warrants issued in payment of accrued
    Officers' salary                                          --             --        1,784,000           --         1,784,000
  Beneficial conversion feature on convertible
   debt                                                       --             --          387,901           --           387,901
  Net loss                                                    --             --             --      (22,095,219)    (22,095,219)
                                                      ------------   ------------   ------------   ------------    ------------

Balance June 30, 2005                                   28,810,814   $     28,811   $ 36,343,792   $(36,065,098)   $    307,505
                                                      ============   ============   ============   ============    ============

See accompanying notes to financial statements

(The change in par value of stock pursuant to the re-capitalization was retroactively adjusted)


                                                             F-4



BRANDED MEDIA CORPORATION
Statements of Cash Flows


                                                             (Unaudited)                           (Audited)
                                                          Nine Months Ended                    Twelve Months Ended
                                                              June 30                             September 30
                                                    ------------------------------       -------------------------------
                                                       2005               2004               2004               2003
                                                   ------------       ------------       ------------       ------------

Cash flows from operating activities
Net loss                                           $(22,095,219)      $   (787,999)      $ (9,503,135)      $   (984,251)
Adjustments to reconcile net loss to
  net cash in operating activities
Depreciation and amortization                           210,183            207,565            276,753            276,559
Impairment of brand name                                   --                 --            5,765,953               --
Stock-based compensation                             20,041,099               --            2,550,000               --
Amortized debt discount                                 142,219               --                 --                 --
Loss on extinguishment of debt                          142,000               --                 --                 --
Loan forbearance fees for loans
 extended                                                  --               85,000            289,000              1,263
Changes in operating assets and liabilities:
  Other current assets                                  (24,709)             1,765               --                 --
  Security deposits                                     (37,900)              --                1,765             (1,973)
  Accounts payable                                      (78,352)            26,734             35,645             16,416
  Accrued interest expense                               21,826             48,821             34,415             68,504
  Accrued expenses                                      126,714            318,389            424,518            424,519
                                                   ------------       ------------       ------------       ------------

      Net cash used in
        operations                                   (1,552,139)           (99,725)          (125,086)          (198,963)
                                                   ------------       ------------       ------------       ------------

Cash flows from investing activities
  Acquisitions of property & equipment                  (47,483)              --                 --               (3,107)
                                                   ------------       ------------       ------------       ------------

      Net cash used in investing                        (47,483)              --                 --               (3,107)
                                                   ------------       ------------       ------------       ------------

Cash flows from financing activities
  Net proceeds (payments) to related
    parties                                             (18,002)            99,806             82,463             (6,924)
  Proceeds from issuance of debt                        700,000               --                 --              200,000
  Proceeds from issuance of common
   shares                                               890,000               --               87,000               --
  Repayment of short-term notes                          (9,962)              --                 --                 --
                                                   ------------       ------------       ------------       ------------

      Net cash provided by financing                  1,562,036             99,806            169,463            193,076
                                                   ------------       ------------       ------------       ------------

Increase (decrease) in cash and
  cash equivalents                                      (37,586)                81             44,377             (8,994)

Cash and cash equivalents, beginning
  of period                                              44,379                  2                  2              8,996
                                                   ------------       ------------       ------------       ------------

Cash and cash equivalents, end of
   period                                          $      6,793       $         83       $     44,379       $          2
                                                   ============       ============       ============       ============

                                                 SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest                             $     27,708       $       --         $       --         $      8,417
                                                   ------------       ------------       ------------       ------------


See accompanying notes to financial statements


                                                               F-5



BRANDED MEDIA CORPORATION
 Statements of Cash Flows (Continued)


                   NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period March 2005 through
June 2005, the Company received proceeds
from the sale of nine convertible notes in
exchange for $700,000. These notes bear interest
at 8% per annum and are due at the earlier
of 30 days after closing of $5 million in
financing or 12 months from the date of
the note which range through June 2006.
These notes are convertible into shares
of Company Stock and include beneficial
conversion privileges. As a result, the
Company has recorded a discount on debt
relating to this transaction in the amount
of $387,901 which will be amortized to
interest expense over the respective
terms of the debt instrument. A relative
fair value of approximately $172,697 was
ascribed to the 350,000 warrants which were
issued as part of this transaction. The
relative fair value is amortized to interest
expense over the terms of the debt
instruments                                           $  560,598     $     --           $     --       $     --

The Company issued 600,000 shares of
common stock in repayment of an
outstanding debt instrument                              200,000           --                 --             --

The Company issued 4,460,000 warrants
to certain executive officers in
payment of accrued salaries due
through December 2004                                  1,784,000           --                 --             --

Note received from stock issuance                         20,000

The Company issued 3,500,000 shares of
common stock in the acquisition                             --             --              184,047           --
of a brand name


See accompanying notes to financial statements


                                                           F-6


BRANDED MEDIA CORPORATION
Notes to Financial Statements
September 30, 2004
--------------------------------------------------------------------------------

     1. Organization and Business

The Company was incorporated as Prosher Investment Corp. under the laws of Delaware in 1968. In 1983, the Company changed its name to Mediacom Industries, Inc., and in 2001, the Company changed its name to Mediacom Entertainment, Inc. On August 20, 2004, Mediacom Entertainment, Inc. reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc. On October 18, 2004, we changed our name to Branded Media Corporation.

Branded Media Corporation (the "Company", "we", "us", "our") is a multi-media branding company that builds its clients' brands and markets its clients' consumer products through a proprietary strategy.

As developed by us, Branded Media(TM) is designed to increase sales of its clients' consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

The Company takes a comprehensive approach to brand building through creative, strategic brand messaging designed to increase awareness and sales of its clients' consumer products and services. The Company intends to position its clients' brands on commercial and public television and share revenues generated from product sales in multiple channels of distribution, such as, retail chains, specialty retail and corporate marketing partners.


Reincorporation

On August 19, 2004, Mediacom Entertainment, Inc., Delaware (DE) completed a reincorporation merger with and into Mediacom Entertainment, Inc., Nevada (NV)in the state of Nevada. Mediacom (NV) was legally formed for the sole purpose of re-incorporating the company in the state of Nevada and is the surviving corporation. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. For accounting purposes the merger has been treated as a capital stock transaction rather than a business combination, and as such, pro forma information giving effect to the merger is not presented because of the nature of the transaction. The historical financial statements prior to August 18, 2004 are those of Mediacom (DE). As part of the merger, the Company increased its authorized common stock to 500 million shares and changed its par value to $.001 from $.01 per share. The financial statements have been retroactively adjusted for the change in par value of stock due to the re-capitalization.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     2. Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis and may consult outside experts to assist in the Company's evaluations. Actual results could differ from those estimates.

Interim Financial Information

The accompanying unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for presentation of interim financial statements. Accordingly, the unaudited financial statements do not include all the information and footnotes necessary for a comprehensive presentation of the financial position, results of operations, and cash flows for the periods presented. In our opinion, however, the unaudited financial statements include all the normal recurring adjustments that are necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. You should not base your estimate of our results of operations for 2005 solely on our results of operations for the nine months ended June 30, 2005. You should read these unaudited financial statements in combination with the other Notes in this section; "Management's Discussion and Analysis or Plan of Operations" appearing in Item 2; and the Financial Statements, including the Notes to the Financial Statements for the fiscal year ended September 30, 2004.

Certain Significant Risks and Uncertainties

The Company operates in a changing environment that involves a number of risks, some of which are beyond our control and could have a material adverse effect on our business, operating results, and financial condition. These risks include, but are not limited to, variability and uncertainty of revenues and operating results; limited financial resources; competition; intellectual property and related risks; management of growth; dependence on key personnel; acquisitions and investments; and regulatory requirements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities to the Company of three months or less.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, which range between 5 and 7 years.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Leasehold improvements are amortized over the shorter of the life of the improvement or the length of the lease, which is 10 years.

Leases

The Company recognizes rent expense based upon the straight-line method including for periods of rent abatement and future rent increases in the minimum lease payments.

Intangible Assets

Intangible assets consist of a Film, Television and Music Library and a brand name. The fair values are based on a number of significant factors determined by the Company and its independent appraisal expert Wharton Valuation Associates, Inc. The Film, Television and Music Library will be amortized over its estimated useful lives, estimated by the Company to be 15 years. The fair market value determined at September 30, 2004 for the Film, Television and Music Library is $3,400,000.

Goodwill and intangible assets are accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" "SFAS 142"). Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized but instead are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable, or at least annually at December 31 of each year. These tests are performed at the reporting unit level using a two-step, fair-value based approach. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company's tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. In the event that the Company determines that the value of goodwill or other intangible assets have become impaired, the Company will incur a charge for the amount of the impairment during the fiscal quarter in which the determination is made.

The brand name has been determined to have an indefinite life and is not subject to amortization. The Company impaired its brand name after performing an annual impairment test in accordance with SFAS No. 142, which resulted in a charge on the statement of operations totaling $5,765,953.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Intangible Assets (Continued)

The Company evaluates the recoverability of purchased intangible assets subject to amortization and other long-lived assets such as property and equipment in accordance with SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets". Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Common Share

The computation of basic loss per common share is based on the weighted average number of shares outstanding during each year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period. Diluted net loss per share reflects the potential dilution from the conversion or exercise into common stock of securities such as warrants. In these financial statements, diluted net loss is the same as basic net loss per share. No additional shares for the potential dilution from the conversion or exercise of securities into common stock are included in the denominator, since the result would be anti-dilutive. Warrants to purchase 12,760,000 shares of common stock as of June 30, 2005 were excluded from the calculation of fully diluted earnings per share since their inclusion would have been anti-dilutive. There were no anti-dilutive instruments in the years ended September 2004 and 2003.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Stock-Based Compensation

The Company has adopted fair value accounting for grants of common stock and warrants to employees and non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by FAS 148 and Emerging Issues Task Force Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"(EITF 96-18). The Company does not presently administer any stock option programs.

Concentration of Credit Risk

The Company believes it is not exposed to any significant credit risk with cash and cash equivalents. The Company maintains its cash with a high credit quality financial institution.

Each account is secured by the Federal Deposit Insurance Corporation up to $100,000.

Revenue Recognition

The Company recorded no revenue for the years ended September 30, 2004 and 2003. The Company recognizes revenue under the guidance provided by Statement of Position (SOP) No. 00-2, Accounting by Distributors or Producers of Films, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

This SOP provides guidance on generally accepted accounting principles for all kinds of films, except where specifically noted, and is applicable to all producers or distributors that own or hold rights to distribute or exploit films. For purposes of this SOP, films are defined as feature films, television specials, television series, or similar products (including animated films and television programming) that are sold, licensed, or exhibited, whether produced on film, video tape, digital or other video recording format.

The SOP requires, among other things, that an entity should recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:


- Persuasive evidence of a sale or licensing arrangement with a customer exists.
- The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
- The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
-    The arrangement fee is fixed or determinable.
-    Collection of the arrangement fee is reasonably assured

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Revenue Recognition (Continued)

If a licensing arrangement covering a single film provides for a flat fee, then the amount of that fee is considered fixed and determinable. In such instances, the Company will recognize the entire amount of the license fee as revenue when it has met all of the other revenue recognition conditions.

The Company's arrangement fee may be based on a percentage or share of a customer's revenue from the exhibition or other exploitation of a film. In such instances, and when all of the other revenue recognition conditions are met, the Company will recognize revenue as the customer exhibits or exploits the film.

Discount on debt

The Company has allocated the proceeds received from convertible debt instruments between the underlying debt instrument and the detachable warrants and has recorded the discount on the debt instrument due to a beneficial conversion feature as a deferred charge. This deferred charge is being amortized to interest expense over the life of the related debt instruments.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2004, the carrying values of cash and cash equivalents and notes payable approximated their respective fair values because of the short duration of these instruments.

     3. Liquidity and Capital Resources

The Company has incurred net losses totaling $9,503,135 and $984,251 in the years ended September 30, 2004 and 2003 and has had working capital deficiency of 1,009,486 and 2,656,764 in June 2005 and September 2004 respectively. To date, the Company has dedicated most of its financial resources to general and administrative expenses. During the next three months, the Company intends to close the acquisition of Executive Media Network ("EMN") and will begin positioning its brands to generate revenues from product sales in multiple channels of distribution such as retail chains, specialty retail and corporate marketing partners.

The Company is in the process of undertaking a preferred stock private placement for a minimum of $4 million, maximum of $6 million in proceeds, for the primary purpose of acquiring EMN and also for working capital. EMN is expected to contribute its cash generated from operations immediately after the purchase is consummated.

We have also engaged a financial consulting firm to provide certain financial and business advice concerning our business. After we become a reporting company, it is anticipated that the financial consulting firm will assist us in raising additional capital.

The Company anticipates that this private placement and the acquisition of EMN will close on or before October 31, 2005.

If the additional financing or arrangements cannot be obtained, the Company would be materially and adversely affected and there would be substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and realization of assets and classifications of liabilities necessary if the Company becomes unable to continue as a going concern.

Cash and cash equivalents plus cash provided from the issuance of debt and common stock have been used to fund operating, investing and financing activities.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------


     3. Liquidity and Capital Resources (continued)

In fiscal 2005, Regulation D Rule 504 offerings raised proceeds of $890,000 through June 30, 2005. In addition, the Company raised $700,000 in proceeds from issuing promissory notes bearing interest at 12% from March, 2005 through June, 2005. Subsequent to June 30, 2005, the Company raised an additional $745,000 in proceeds from issuing non-interest and interest bearing promissory demand notes and convertible debt. Proceeds were used to fund operating and investing activities. The Company has engaged other financial advisors to assist in raising additional funds for future use in operating and investing activities.

The Company may require additional equity or debt financing to meet its working capital requirements and capital expenditure needs for the fiscal year beginning October 1, 2005. There can be no assurance that additional financing, if needed, will be available when required or, if available, can be obtained on terms satisfactory to the Company.

     4. Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities". In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that is the primary beneficiary of the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004 for enterprises that are not small business issuers and December 15, 2004 for enterprises that are small business issuers, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of the provisions of this interpretation did not have a material effect on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity or classifications between liabilities and equity in a section that has been known as "mezzanine capital." It requires that those certain instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management anticipates that the adoption of SFAS No. 150 could have a material impact on the Company's financial statements if in the future the Company issues mandatory redeemable preferred stock. Such mandatory redeemable preferred stock, previously included as "mezzanine capital", would be included as a liability in accordance with SFAS 150.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     4. Recent Accounting Pronouncements (continued)

The FASB issued Statement of Financial Accounting Standard No. 123 (revised
2004), Share-Based Payment ("SFAS 123(R)"), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company intends to adopt SFAS 123(R) in its fiscal year beginning October 1, 2005. The Company is evaluating the impact of its adoption of SFAS 123(R) on its results of operations and financial position. The Company does not presently administer any stock option programs and the adoption of SFAS 123R is not expected to have a material impact on the Company's financial position or results of operations.

In December, 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets -- an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 is effective, and will be adopted, for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is to be applied prospectively. SFAS 153 eliminates the exception for fair value treatment of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption is not expected to have a material effect on the Company's financial position or results of operations.

The FASB issued Staff Position FIN46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46 (revised December 2003), in March 2005. It addresses whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. The adoption of FIN 46(R)-5 did not have a material impact on the Company's financial position or results of operations.

The FASB issued Staff Position FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, in March 2005. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The statement clarifies the term "conditional asset retirement obligation" as used in FASB 143. The Company believes that it is already in compliance with the statement and does not expect any impact on financial position or results of operations when adopted.


The FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 is effective, and will be adopted, for accounting changes made in fiscal years beginning after December 15, 2005 and is to be applied retrospectively. SFAS 154 requires that retroactive application of a change in accounting principle be limited to the direct effects of the change. Adoption is not expected to have a material effect on the Company's financial position or results of operations.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     5. Property and Equipment at September 30, 2004: Property and equipment consisted of the following:

                Equipment                               $ 5,089
                Furniture and fixtures                   39,142
                Leasehold improvements                    5,892
                                                        -------
                                                         50,123
                Less accumulated depreciation            18,735
                                                        -------
                                                        $31,388
                                                        =======

Depreciation expense was $6,165 and $5,971 for the years ended September 30, 2004 and 2003, respectively.

     6. Intangible Assets

Intangible assets at September 30, 2004 consist of the following:

                                             Estimated
                                            Useful Life
                                            -----------
Film, Television and Music Library            15 years           $ 2,300,000
Brand Name                                   Indefinite              184,047
                                                                 -----------
                                                                   2,484,047
Less Accumulated amortization                                      1,082,352
                                                                 -----------
Total intangibles, net                                           $ 1,401,695
                                                                 ===========

 Expected amortization of intangible assets over the next five years is as follows:

                       Year Ended
                       September 30,           Amount
                       -------------           ------

                           2005               $270,588
                           2006               $270,588
                           2007               $270,588
                           2008               $270,588
                           2009               $135,296

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     7. Notes and Loan Payable

Notes and loan payable consist of the following;

Two notes held by officers are payable on demand and bear
interest of 21% and 12% per annum.                                  $ 93,333

Eight notes payable to unrelated individuals are payable
on demand and bear interest between 12% and 14%. Two notes
totaling $200,000 are secured by a limited pledge on
substantially all of the Company's assets.                           370,000

A loan payable to a related company is
payable on demand and bears no interest.                             113,396
                                                                   ---------
                                                                   $ 576,729
                                                                   =========

During the period March 2005 through June 2005, the Company received proceeds from nine convertible notes in exchange for $700,000. These notes bear interest at 18% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through June 2006. They are secured by the Company's film, television and music library and all other assets. These notes, which were issued together with warrants to purchase the Company's common stock, are convertible into shares of Company Stock and include beneficial conversion privileges. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $387,901 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $172,697 was ascribed to the 350,000 warrants which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

Subsequently, the Company has received an additional $200,000 of proceeds bearing interest at 18% per annum, with the same security and are convertible into shares of common stock and include beneficial conversion privileges.

     8. Related party transactions

The Company has a loan payable to an entity owned and controlled by certain executive officers. The obligation is non-interest bearing and payable on demand.

See notes 7, 10, and 12 for other related party transactions.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     9. Commitments

The Company leases office space under a lease, which expires in March 2012, which requires annual rent totaling $60,000, for the first five years and $72,000 until the expiration date. The Company needed additional office space to administer its business operations and modified the original agreement to lease additional space on February 16, 2005. The modification requires additional rent of $55,800 annually with no change in the expiration date. In addition, the Company also pays its proportionate share of the landlord's operating expenses.

Future minimum payments at September 30, 2004, are as follows:

  Years Ending September 30,                 Amount
 ---------------------------              -----------
          2005                            $    94,151
          2006                                115,380
          2007                                127,380
          2008                                127,380
          2009                                127,380
          Thereafter                          186,824
                                          -----------
                                          $   778,495
                                          -----------

Annual rent expense for the years ended September 30, 2004 and 2003 was $74,266 and $71,704, respectively.

On November 18, 2004, Branded Media Corporation entered into employment agreements with certain executive officers. These executive officers are entitled to an annual base compensation of approximately $800,000 in the aggregate plus bonus for the remaining term, and entitled to all employee benefits offered by the Company to its senior executives and key management employees. The executives receive an annual bonus in accordance with a Company Bonus Plan adopted by the Board, provided, that the annual bonus in any given year shall be no less than ten (10%) of Executive's Base Salary with respect to such year. The agreements are for a four-year term.

Commencing March 1, 2005, the Company entered into a consulting contract relating to library services requiring monthly payments of $6,000 on the first day of each month. The agreement shall be in effect for a period of 24 months unless terminated by either the Company or the consultant on 30 days prior written notice.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

See note 12 for subsequent events.

     10. Stockholders' Equity

In April 2004, the Company issued 50,000 shares of common stock relating to a loan forbearance valued at $85,000.

In June 2004, the Company's Board of Directors adopted and the stockholders approved, a one for four reverse stock split of the Company's common stock. All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this reverse common stock split.

In July 2004, the Company issued 3,500,000 shares of our common stock to a third party in exchange for the acquisition of the Branded Media intellectual property valued at $5,950,000. This asset was subsequently written down to a value of $184,047 through a charge to the statement of operations of $5,765,953.

In July 2004, the Company issued 1,500,000 shares of common stock to the future CEO of the Company for consulting services rendered from February 2003 until July 19, 2004 valued at $2,550,000.

In August 2004, the Company received proceeds from a sale of 3,500,000 shares of common stock in a Regulation D Rule 504 offering to an institutional investor generating net proceeds of $35,000.

In August 2004, the Company, in connection with its reincorporation in Nevada increased its authorized common shares to 500 million shares with a par value of $.001. The financial statements have been retroactively adjusted for the change in par value.

In September 2004, the Company issued 120,000 shares of common stock relating to a loan forbearance fees valued at $204,000.

In September 2004, the Company received proceeds from a sale of 2,600,000 shares of common stock in a Regulation D Rule 504 offering to an institutional investor generating net proceeds of $52,000.

In October 2004, the Company's Board of Directors amended the Articles of Incorporation to authorize the issuance of 10 million shares of preferred stock with a $.001 par value.

     11. Income taxes

The Company provides for federal and state income taxes in accordance with current rates applied to accounting income before taxes. The provision for incomes taxes is as follows:

                                                      Year ended September 30
                                                     -------------------------
                                                       2004           2003

Current                                              $    --        $    --
Deferred                                                  --             --
                                                     -------------------------
                                                     $    --        $    --
                                                     =========================

The Company's provision for income taxes is based on estimated effect annual income tax rates. The provision may differ from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The Company has net operating loss carryforwards for both Federal and State purposes totaling approximately $9,700,000 that expire in 2024.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

     Note 11. Income taxes (continued)

                                                           September 30,
                                                   --------------------------
                                                       2004           2003
                                                   --------------------------
Net operating losses                               $ 4,346,675    $ 2,854,826
Accrued officer salaries                               191,034        191,034
                                                   ----------     -----------
                                                     4,537,709      3,045,860
Valuation allowance                                 (4,537,709)    (3,045,860)
                                                   -----------    -----------
Deferred tax asset                                 $      --      $      --
                                                   ===========    ===========

The Company evaluates the amount of deferred tax assets that are recorded against expected taxable income. As a result of this evaluation, the Company has recorded a valuation allowance of $4,537,709 and $3,045,860 for the years ended September 30, 2004 and 2003, respectively, representing a current year change in the valuation allowance of $1,491,849. This allowance was recorded because, based on the weight of available evidence, it is more likely than not that some, or all, of the deferred tax asset may not be realized.

Income taxes computed at the federal statutory rate differ from amounts provided as follows:

                                                       Years ended September 30,
                                                          2004           2003
                                                       -------------------------
Provision for Federal taxes at
  statutory rate (34%)                                  (34.0%)       (34.0%)
State taxes, net of Federal benefit                     (10.6%)       (10.6%)
Permanent difference due to
  non-deductible items                                   27.3%          -- %
Valuation allowance applied against
  income tax benefit                                     17.3%         44.6%
                                                        --------------------
Effective income tax rate                                 -- %          -- %
                                                        ====================

     12. Events Subsequent to September 30, 2004

In accordance with the terms of four executive employment agreements, the Company granted Common Stock Purchase Warrants to the executive officers to purchase six million (6,000,000) shares of the Company's common Stock at a price of $.01 per share, which may be exercised at any time on or before November 17, 2014 for three agreements and November 18, 2014 for the other agreement. The warrants were valued at $17,100,000.

On January 3 and March 10, 2005 we issued warrants to purchase a total of 200,000 shares of common stock to two consultants for services rendered. The warrants were valued at $413,000.

On March 31, 2005 we issued warrants to purchase 250,000 shares of common stock to our Chairman of the Board of Directors. The warrants were valued at $222,500.

On May 2, 2005, we entered into an employment agreement with the Director of Special Projects and Branding and issued warrants to purchase 1,500,000 shares of common stock with an exercise price of $.01 per share. The employment agreement becomes effective in September, 2005. The warrants were valued at $1,200,000.

On June 30, 2005, the Company issued warrants to two of its executive officers to purchase 4,460,000 shares of common stock with an exercise price of $.01 per share. The issuance fully paid for their accrued salaries through December 31, 2004. The warrants were valued at $1,784,000.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Common Stock Issuances subsequent to September 30, 2004

Between October 12, 2004 and March 24, 2005 we received $890,000 of gross proceeds from the issuance of 10,555,000 shares of common stock in ten separate Regulation D Rule 504 offerings to certain institutional investors. We recorded a note receivable for $20,000 due, which was subsequently settled via the return of 100,000 shares of our stock in July, 2005.

Between November 4, 2004 and May 31, 2005 we issued 769,998 shares of our common stock for legal and professional services rendered which was valued at a total of $1,105,599.

On April 15, 2005 we issued 600,000 shares of common stock in accordance with a payment of a note payable in the amount of $200,000. The value of the stock was valued at $342,000, which also resulted in a charge to operations totaling $142,000 as loss on extinguishment of debt.

Commencing March 30, 2005, the Company entered into a consulting contract relating to media services requiring monthly payments of $10,000, plus 90,000 shares of common stock per month. This agreement was subsequently terminated in September 2005.

Commencing March 30, 2005, the Company entered into a consulting contract relating to restaurant franchising services requiring monthly issuances of 16,667 shares of common stock. This agreement was subsequently terminated in September 2005.

Promissory Notes Issued subsequent to September 30, 2004

During the period March 2005 through June 2005, the Company received proceeds from nine convertible notes in exchange for $700,000. These notes bear interest at 8% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through June 2006. They are secured by the Company's film, television and music library and all other assets. These notes, which were issued together with warrants to purchase the Company's comon stock, are convertible into shares of Company Stock and include beneficial conversion privileges. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $387,901 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $172,697 was ascribed to the 350,000 warrants which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

Other Transactions subsequent to June 30, 2005

In July 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted common stock. The stock issuance was made in September 2004 in the form of 69,901 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

Other Transactions subsequent to June 30, 2005 (Continued)

On July 6, 2005 we issued warrants, valued at $25,000, to purchase 50,000 shares of common stock to an outside investor. The warrants have terms of five years. Also, the Company issued a note for $100,000 with interest rates of 12%, secured by the Company's film, television and music library and all other assets of the Company and due at the earlier of 30 days after the closing of $5 million in financing or 12 months from the date of the note which range through June 2006. The notes can be converted to common stock at any time at a conversion price of $.50.

On July 15, 2005, we issued warrants, valued at $250,000 to two of our directors to purchase a total of 500,000 shares of common stock. The warrants have terms of five years.

Commencing July 15, 2005, the Company entered into a consulting contract relating to strategic business planning requiring monthly payments of $3,500, plus 50,000 shares of restricted common stock, valued at $25,000, until termination in July 2007.

On August 1, 2005, we modified a retention agreement dated April 13, 2005 with an investment banker as its non-exclusive financial advisor. The bankers will assist the Company with regard to the sale of up to $6 million of Preferred Stock to institutional and accredited investors.

On August 1, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due.

On August 1, 2005 we issued a demand promissory note to an executive officer in exchange for $50,000. No interest will accrue on the principal amount due. On August 4, 2005 the Company repaid $20,000, and on August 30, 2005 the Company repaid the balance of $30,000.

On August 5, 2005 the Company announced that it had entered into an agreement to purchase out-of-home advertising placement agency, Executive Media Network
(EMN). The transaction is subject to standard due-diligence and negotiation and execution of definitive agreements. EMN has created a unique worldwide media display network that enables advertisers to target the first-class and business class customers of most major airline carriers, a highly elusive audience of affluent, decision-making consumers.

On August 11, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 15, 2005 we issued a demand promissory note to an executive officer in exchange for $15,000. No interest will accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 24, 2005 we issued a demand promissory note to an executive officer in exchange for $5,000. No interest willl accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 29, 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted stock. The stock issuance was made in September 2004 in the form of 93,765 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(Continued)
--------------------------------------------------------------------------------

On August 29, 2005 we entered into Convertible Secured Promissory Note, Security, Warrant and Rights Agreements with an outside investor in exchange for $350,000. The note bears interest at 12%, payable at maturity, which is the earlier of seven days from the closing of an equity financing in which the Company raises a minimum of $4.0 million in equity or December 29, 2005. The Company issued warrants, valued at $119,000, to purchase 175,000 shares of common stock. There is a liquidation preference to the notes for an amount equal to 1.5 times of the notes outstanding, inclusive of any unpaid interest payments. The notes are redeemable at any time at the discretion of the issuer.

On September 2, 2005 we issued warrants, valued at $39,000, to purchase 50,000 shares of common stock to a consulting firm. The warrants have a term of five years.

On September 6, 2005, we compensated certain outside consultants for services rendered by issuing 263,332 restricted shares valued at $197,499. The common shares have not been registered.

On September 10, 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted stock. The stock issuance was made in September 2004 in the form of 82,987 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

On September 10, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due.

On September 16, 2005 we issued a demand promissory note to an executive officer in exchange for $15,000. No interest will accrue on the principal amount due.

On September 26, 2005, the Company issued a note for $100,000 along with warrants, valued at $42,500, to purchase 50,000 shares of common stock to an outside investor with an interest rate of 12% which is secured by the Company's film television and music library and all the other assets of the Company and is due at the earlier of 30 days after the closing of $5 million in financing or 12 months from the date of the note. The note can be converted to common stock at any time at a conversion price of $.50.


On September 26, 2005 we issued a demand promissory note to an executive officer in exchange for $35,000. No interest will accrue on the principal amount due.

                                    PART III

Item 1.  Index to Exhibits

         The Exhibits listed below are filed as part of this Registration Statement unless otherwise indicated.

   Exhibit No.                               Description
   ----------      -------------------------------------------------------------
       3.1         Articles of Incorporation of the Company dated July 26, 2004.
       3.2         Certificate of Amendment to Articles of Incorporation of the
                     Company dated October 26, 2004.
       3.3         Certificate of Amendment to Articles of Incorporation of the
                     Company dated October 28, 2004.
       3.4         Articles of Merger dated August 20, 2004.
       3.5         Bylaws of the Company.
       4.1         Specimen Certificate for Branded Media Corporation Common
                     Stock, par value $.001 per share.
       4.2         Form of Common Stock Purchase Warrant.
       4.3         Form of Registration Rights Agreement.
       4.4         Form of Convertible Secured Promissory Note.
       4.5         Form of Common Stock Subscription Agreement.
       4.6         Intangible Asset Purchase Agreement between the Company and
                     Convergiton, Inc. dated July 17, 2004.
       4.7         Letter Agreement between the Company and McKim and Company,
                     LLC dated April 13, 2005.
       4.8         Letter Agreement between the Company and Westminster
                     Securities Corp. dated June 10, 2005.
       4.9         Letter Agreement between the Company and Westminster
                     Securities Corp. dated June 23, 2005.
      10.1         Plan of Merger dated August 20, 2004 between Mediacom
                     Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 2.4).
      10.2         Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004.
      10.3         Employment Agreement between the Company and Joseph Coffey dated November 18, 2004.
      10.4         Employment Agreement between the Company and Donald Taylor dated November 18, 2004.
      10.5         Employment Agreement between the Company and Gerald Labush dated November 18. 2004.
      10.6         Secured Promissory Note dated August 30, 2005 issued to The
                     Vantage Fund.
      10.7         Form of Security Agreement.
      23.1         Consent of Friedman LLP.
      23.2         Consent of Wharton Valuation Associates, Inc.

Item 2.  Description of Exhibits

         See Item 1 above.

                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BRANDED MEDIA CORPORATION
                                       Nevada corporation


Date:  September 30, 2005              By:  /s/  Donald C. Taylor
                                           ------------------------------------
                                                 Donald C. Taylor
                                                 Its: President


                                      III-2

                                  EXHIBIT INDEX

   Exhibit No.                                   Description
   ----------      -------------------------------------------------------------

       3.1         Articles of Incorporation of the Company dated July 26, 2004.
       3.2         Certificate of Amendment to Articles of Incorporation of the
                     Company dated October 26, 2004.
       3.3         Certificate of Amendment to Articles of Incorporation of the
                     Company dated October 28, 2004.
       3.4         Articles of Merger dated August 20, 2004.
       3.5         Bylaws of the Company.
       4.1         Specimen Certificate for Branded Media Corporation Common
                     Stock, par value $.001 per share.
       4.2         Form of Common Stock Purchase Warrant.
       4.3         Form of Registration Rights Agreement.
       4.4         Form of Convertible Secured Promissory Note.
       4.5         Form of Common Stock Subscription Agreement.
       4.6         Intangible Asset Purchase Agreement between the Company and
                     Convergiton, Inc. dated July 17, 2004.
       4.7         Letter Agreement between the Company and McKim and Company,
                     LLC dated April 13, 2005.
       4.8         Letter Agreement between the Company and Westminster
                     Securities Corp. dated June 10, 2005.
       4.9         Letter Agreement between the Company and Westminster
                     Securities Corp. dated June 23, 2005.
      10.1         Plan of Merger dated August 20, 2004 between Mediacom
                     Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 2.4).
      10.2         Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004.
      10.3         Employment Agreement between the Company and Joseph Coffey dated November 18, 2004.
      10.4         Employment Agreement between the Company and Donald Taylor dated November 18, 2004.
      10.5         Employment Agreement between the Company and Gerald Labush dated November 18. 2004.
      10.6         Secured Promissory Note dated August 30, 2005 issued to The
                     Vantage Fund.
      10.7         Form of Security Agreement.
      23.1         Consent of Friedman LLP.
      23.2         Consent of Wharton Valuation Associates, Inc.


                                     III-3